SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Cimatron Ltd.
(Name of Issuer)

Ordinary Shares, NIS 0.10 par value per share
(Title of Class of Securities)

M23798107
(CUSIP Number)

March 26, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐  Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M23798107	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William F. Gibbs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 657,232 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 657,232 (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 657,232 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.02% (2)
12	TYPE OF REPORTING PERSON IN

(1)           Includes 2,000 ordinary shares of the Issuer issuable upon exercise of options that are beneficially owned by the Reporting Person.  See Item 4 below.

(2)           Based on 9,359,897 ordinary shares of the Issuer outstanding as of March 21, 2013 (which information appeared in the prospectus supplement, dated March 21, 2013, filed by the Issuer pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended, on March 22, 2013).

CUSIP No. M23798107	13G	Page 3 of 5 Pages

Item 1.
(a)	Name of Issuer: Cimatron Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 11 Gush Etzion Street, Givat Shmuel, Israel

Item 2.
(a)	Name of Person Filing: William F. Gibbs (the “Reporting Person”)
(b)	Address of Principal Business Office or, if None, Residence: 4017 North Cedarpine Lane, Moorpark, California 93021
(c)	Citizenship: United States
(d)	Title of Class of Securities: Ordinary Shares, NIS 0.10 par value per share (“Ordinary Shares”)
(e)	CUSIP Number: M23798107

Item 3.	If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1 (b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. M23798107	13G	Page 4 of 5 Pages

(a) Amount beneficially owned:   657,232 Ordinary Shares

On March 21, 2013, the Reporting Person, together with the Issuer and DBSI Investments Ltd., entered into an Underwriting Agreement, dated March 21, 2013 (the “Underwriting Agreement”), with Roth Capital Partners, LLC, as sole underwriter (the “Underwriter”). Pursuant to the Underwriting Agreement, the Reporting Person offered for sale 654,146 Ordinary Shares (the “Initial Shares”) and granted the Underwriter an option, exercisable within 30 days, to purchase up to an additional 98,122 Ordinary Shares (the “Over-Allotment Shares”) from the Reporting Person to cover over-allotments. The closing of the offering of the Initial Shares and the Over-Allotment Shares occurred on March 26, 2013 and April 1, 2013, respectively.  The sale of the Initial Shares and Over-Allotment Shares by the Reporting Person together reduced the Reporting Person's beneficial ownership from 1,409,500 Ordinary Shares (which includes 2,000 Ordinary Shares issuable upon exercise of vested options that are currently exercisable by the Reporting Person (the “Option Shares”)) to 657,232 Ordinary Shares (which includes the Option Shares).

(b) Percent of class:	7.02%
Percent of class is based on 9,359,897 Ordinary Shares outstanding as of March 21, 2013 (which information appeared in the prospectus supplement, dated March 21, 2013, filed by the Issuer pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended, on March 22, 2013).

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote	657,232
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	657,232
(iv) Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

The Reporting Person hereby certifies as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M23798107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2013

By:	/s/ William F. Gibbs
Name : William F. Gibbs